

July 9, 2010

Gary S. Ohlbaum
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

>   **Re: By Design, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 29, 2010**
>   **File No. 000-53220**

Dear Mr. Ohlbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosure on page 2 of your Information Statement that you have obtained the consent of the holders of 81.6% of the shares entitled to vote. Please tell us how you were able to obtain the consent of your stockholders representing 81.6% of the shares entitled to vote without a solicitation, or tell us how the solicitation complied with Rule 14a-3. We note your disclosure on page 3 that no single shareholder represented more that 9.9% of your common shares outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Spencer G. Feldman
        Greenberg Traurig, LLP
        Via Facsimile: (212) 801-6400